                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1955 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER  33-92428 33-75574

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan as Amended and Restated

B. Name of issuer of the securities held purusant to the plan and the address of its principal executive office:

        Borg-Warner Automotive, Inc.
        200 South Michigan Avenue
        Chicago, Illinois  60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 1995 and 1994 and for the Year
Ended December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report

                            BORG-WARNER AUTOMOTIVE
         DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION, MUNCIE PLANT
                           RETIREMENT SAVINGS PLAN

                          Financial Statements as of
                    December 31, 1995 and 1994 and for the
                       Year Ended December 31, 1995 and
                         Supplemental Schedule as of
                            December 31, 1995 and
                         Independent Auditors'  Report

                            BORG-WARNER AUTOMOTIVE
                DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
                    MUNCIE PLANT RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
- --------------------------------------------------------------------------------
                                                                          PAGE
                                                                           1
INDEPENDENT AUDITORS' REPORT


FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits,
    December 31, 1995 and 1994
                                                                           2

  Statement of Changes in Net Assets Available for Benefits,
    Year Ended December 31, 1995                                           3


  Notes to Financial Statements,
    Years Ended December 31, 1995 and 1994                                 4-12


SUPPLEMENTAL SCHEDULE:
  Item 27a - Schedule of Assets Held for Investment Purposes,
   December 31, 1995                                                         13


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Diversified Transmission Products
Corporation, Muncie Plant Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois
June 26, 1996

                            BORG-WARNER AUTOMOTIVE
                DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
                    MUNCIE PLANT RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------


NET ASSETS                                          1995        1994

Investment in Master Trust                        $ 3,189     $ 1,630
                                                  -------     -------
Net Assets Available for Benefits                 $ 3,189     $ 1,630
                                                  =======     =======







See notes to financial statements.

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income from Master Trust                           $  852
  Contributions from participants                                  436
  Contributions from the Company                                   623
                                                                ------

        Total additions                                          1,911

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Transfers to Other Borg-Warner Automotive, Inc. Plans            221
  Participants' withdrawals                                        109
  Miscellaneous expense                                             22
                                                                ------

        Total deductions                                           352
                                                                ------

NET INCREASE                                                     1,559

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year            1,630
                                                                ------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                 $3,189
                                                                ======







See notes to financial statements.

BORG-WARNER AUTOMOTIVE
DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION,
MUNCIE PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------
 1.   DESCRIPTION OF PLAN

      Borg-Warner Automotive, Inc. (the "Company") established the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholder's of its then parent company, Borg-Warner Security Corporation ("BW-Security"). The BW-Security Master Trust (the "Prior Master Trust") was originally established on April 5, 1988 while the Company was a wholly owned subsidiary of BW-Security with eligible employees participating in the Prior Master Trust through the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan, (the "Plan").

      The Plan was established on January 1, 1992 as a participant in the Prior Master Trust. Effective May 31, 1994, the Prior Master Trust transferred to the Master Trust assets equal to Plan participant balances in the Plan under the Prior Master Trust as of March 31, 1994 pursuant to the Benefits Agreement.

      The Plan is a defined contribution plan under section 401(a) of the Internal Revenue Code designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant (the "Muncie Plant") is the Plan sponsor. Muncie Plant has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust.

      A complete description of the Plan procedures and provisions is contained in the Plan document. Significant Plan features include:

      Eligibility - Employees of the Muncie Plant may participate in the Plan if they have attained the earlier of (i) seniority as defined in the Collective Bargaining Agreement, or (ii) one year of vested service, provided, however, in either case, such employee is not eligible to retire as of December 31, 1990 under the Retirement Income Program.

      Participant's Account - A Retirement Savings Plan account is established for each participant in the Plan. The participants' account consists of the following:

      Company Retirement Account - The Company makes contributions to this account on behalf of each eligible participant based on the number of hours for which such participant receives compensation, years of vested service and age. No employee contributions are made to this account.

      Employee Retirement Account - Participants may voluntarily contribute from one to four percent of their compensation to this account. The Company makes contributions equal to 75 percent of participants' contributions to this account.

      Savings Account - Participants may voluntarily contribute an additional one to twelve percent of their compensation to this account. No Company contributions are made to this account.

      Retiree Health Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participants' contributions to this account, up to $400 per year.

      CONTRIBUTIONS TO THE PLAN -

      Prior to March 12, 1995:

      The Company made contributions to the Company Retirement Account for all eligible employees based on the following:

      - $.28 for each hour for which the participant receives compensation from the Company, plus

      - $.20 for each hour for which the participant receives compensation from the Company, if the participant is (i) age 35 or older as of the preceding January 1; or (ii) has ten or more years of vested service as of the preceding January 1.

      Effective March 12, 1995:

      - $.30 for each hour for which the participant receives compensation from the Company, if the participant has not attained
           (i) age 35 as of the preceding January 1; or (ii) has completed ten years of vested service;

      - $.50 for each hour for which the participant receives compensation from the Company, if the participant is (i) age 35, but less than age 40, as of the preceding January 1; or (ii) completed ten but less than twenty years of vested service;

      - $.60 for each hour for which the participant receives compensation from the Company, if the participant is (i) age 40 as of the preceding January 1; or (ii) completed twenty or more years of vested service.

      MASTER TRUST - Participants may elect to invest their Company
      Retirement Account, Employee Retirement Account, Savings Account and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

           Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

           Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

           Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund s assets are invested in high-quality money market instruments and financial futures contracts.

           Putnam U.S. Government Bond Fund - Invests exclusively in securities backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect to such securities. Effective December 29, 1995, the Master Trust discontinued this fund as an investment option and participant's investments in this fund were transfered to other participant elected investment options. No balance existed in this fund at December 31, 1995.

          The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

          Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

          Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

          Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the Fund balance with proceeds reinvested in participant directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

          Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions;
          (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

      Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:



                                                          DECEMBER 31, 1995
                                                          NUMBER     NET ASSET
                                                            OF         VALUE
                                                           UNITS      PER UNIT
       Investment Contracts Fund                          306,426     $   1.00
       Putnam Voyager Fund                                 66,239        15.34
       Putnam S&P 500 Index Fund                           30,075        13.88
       The George Putnam Fund of Boston                    68,634        15.52
       Borg-Warner Automotive, Inc. Stock Fund              7,478        32.00
       Putnam Income Fund                                   1,668         7.23


                                                          DECEMBER 31, 1994
                                                          NUMBER     NET ASSET
                                                            OF         VALUE
                                                           UNITS      PER UNIT


       Investment Contracts Fund                          199,193     $   1.00
       Putnam Voyager Fund                                 36,606        11.56
       Putnam S&P 500 Index Fund                           23,180        10.12
       Putnam U.S. Government Bond Fund                    19,977        12.20
       The George Putnam Fund of Boston                    21,413        12.93
       Borg-Warner Automotive, Inc. Stock Fund              7,878        25.12




      Contributions to, and earnings of each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

      VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service or upon permanent disability, death or attaining age 65, provided, however, the participant is employed by the Company on that date.

      WITHDRAWALS - While participants are actively employed, no withdrawals may be made from either the Company Retirement Account, the Employee Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participant's option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants vested account balances as permitted by the Plan subject to ERISA regulations.

      LOANS - Participants may borrow up to 50% of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account, or Retiree Health Account.

      PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contract Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the years ended December 31, 1995 and 1994. The Investment Contracts Fund is fully benefit responsive. Investments in all other funds are stated at market value as reported by the Trustee.


      ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

      BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the Plan does not record benefits payable to participants who have withdrawn from the Plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

      RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3.    TAX STATUS

      The Plan obtained a determination letter on April 6, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is currently designed and is being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.


4.    FUND INFORMATION

      Fair value of Plan investments in the Master Trust as of December 31, 1995 and 1994, investment income from Master Trust, contributions from participants, contributions from the Company, and participants' withdrawals are as follows:




                                                                                                      DECEMBER 31,
        Fair value of Plan investments in Master Trust (in thousands):                               1995            1994

          Investment Contracts Fund                                                          $   306*          $   199*
          Putnam Voyager Fund                                                                  1,016*              422*
          Putnam S&P 500 Index Fund                                                              418*              235*
          Putnam U.S. Government Bond Fund                                                                         244*
          The George Putnam Fund of Boston                                                     1,065*              277*
          Borg-Warner Automotive, Inc. Stock Fund                                                239*              198*
          Putnam Income Fund                                                                      12
          Loan Fund                                                                              126                55
          Pending Account                                                                          7
                                                                                             --------          --------
          Total                                                                              $ 3,189           $ 1,630
                                                                                             ========          ========

          * Represents 5% or more of Plan assets

          Investment income from Master Trust, for the year ended December 31, 1995


          Investment Contracts Fund                                                          $    71
          Putnam Voyager Fund                                                                    304
          Putnam S&P 500 Index Fund                                                              126
          Putnam U.S. Government Bond Fund                                                        33
          The George Putnam Fund of Boston                                                       250
          Borg-Warner Automotive, Inc. Stock Fund                                                 57
          Putnam Income Fund                                                                       3
          Pending Account                                                                          8
                                                                                             -------
          Total                                                                              $   852
                                                                                             =======

        Contributions from participants, for the year ended December 31, 1995 (in thousands):

        Investment Contracts Fund                       $       37
        Putnam Voyager Fund                                    118
        Putnam S&P 500 Index Fund                               56
        Putnam U.S. Government Bond Fund                        25
        The George Putnam Fund of Boston                       160
        Borg-Warner Automotive, Inc. Stock Fund                 39
        Putnam Income Fund                                       1
                                                        ----------
        Total                                           $      436
                                                        ==========

        Contributions from Company, for the year ended December 31, 1995 (in thousands):

        Investment Contracts Fund                       $       34
        Putnam Voyager Fund                                     88
        Putnam S&P 500 Index Fund                               55
        Putnam U.S. Government Bond Fund                        22
        The George Putnam Fund of Boston                       387
        Borg-Warner Automotive, Inc. Stock Fund                 37
                                                        ----------
        Total                                           $      623
                                                        ==========

        Participants' withdrawals, for the year ended December 31, 1995 (in thousands):

        Investment Contracts Fund                       $       46
        Putnam Voyager Fund                                     19
        Putnam S&P 500 Index Fund                               18
        Putnam U.S. Government Bond Fund                         1
        The George Putnam Fund of Boston                        17
        Borg-Warner Automotive, Inc. Stock Fund                  8
                                                        ----------
          Total                                         $      109
                                                        ==========


      5.    MASTER TRUST

      The plans participating in the Master Trust are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 and 1994 is as follows:


                                                        PERCENT OF MASTER TRUST NET ASSETS
                                                                DECEMBER 31, 1995
               --------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT    PUTNAM      PUTNAM     THE GEORGE       BORG-WARNER      PUTNAM
   OF          CONTRACTS     VOYAGER    S&P 500      PUTNAM FUND    AUTOMOTIVE, INC.   INCOME      LOAN   PENDING        TOTAL
  PLAN            FUND        FUND     INDEX FUND      OF BOSTON        STOCK FUND      FUND       FUND   ACCOUNT        PLAN
BWARSP          26.94%        20.70%       8.10%          19.68%          3.37%           0.77%    0.73%      0.11%         80.40%

IRSP             1.72          1.28        0.48            1.20           0.42            0.01     0.06       0.00           5.17

DRSP             0.50          0.42        0.08            0.37           0.13            0.00     0.01       0.00           1.51

BRSP             0.23          0.21        0.09            0.23           0.08            0.00     0.01       0.00           0.85

MRSP             0.09          0.31        0.13            0.32           0.07            0.00     0.04       0.00           0.96

MRIP             1.41          3.84        1.23            3.99           0.10            0.17     0.04       0.01          10.79

SHSP             0.02          0.02        0.01            0.03           0.02            0.00     0.00       0.00           0.10

CRSP             0.01          0.02        0.02            0.02           0.01            0.00     0.00       0.00           0.08

RRSP             0.01          0.03        0.01            0.02           0.03            0.00     0.00       0.00           0.10

PRSP             0.01          0.01        0.01            0.01           0.00            0.00     0.00       0.00           0.04
                -----         -----       -----           -----           ----            ----     ----       ----         ------
Total by
  fund          30.94%        26.84%      10.16%          25.87%          4.23%           0.95%    0.89%      0.12%        100.00%
                =====         =====       =====           =====           ====            ====     ====       ====         ======





                                                 PERCENT OF MASTER TRUST NET ASSETS
                                                          DECEMBER 31, 1994
             ----------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT     PUTNAM       PUTNAM       PUTNAM U.S.     THE GEORGE      BORG-WARNER
   OF          CONTRACTS      VOYAGER     S&P 500       GOVERNMENT     PUTNAM FUND    AUTOMOTIVE, INC.    LOAN    PENDING   TOTAL
  PLAN            FUND         FUND      INDEX FUND      BOND FUND      OF BOSTON        STOCK FUND       FUND    ACCOUNT   PLAN
BWARSP              33.61%       16.99%      6.92%          3.52%           17.63%         3.16%          0.82%    0.01%    82.66%
IRSP                 1.97         1.01       0.38           0.18             0.92          0.35           0.06     0.01      4.88
DRSP                 0.54         0.30       0.06           0.03             0.28          0.11           0.01     0.00      1.33
BRSP                 0.25         0.13       0.08           0.04             0.17          0.07           0.00     0.00      0.74
MRSP                 0.08         0.16       0.09           0.09             0.11          0.08           0.02     0.00      0.63
MRIP                 1.43         2.64       0.91           2.44             2.34          0.00           0.00     0.00      9.76
                    -----        -----       ----           ----            -----          ----           ----     ----    ------
Total by
  fund              37.88%       21.23%      8.44%          6.30%           21.45%         3.77%          0.91%    0.02%   100.00%
                    =====        =====       ====           ====            =====          ====           ====     ====    ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and 1994 and components of investment income for the Master Trust for the year ended December 31, 1995 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and 1994 and the components of investment income for the Master Trust for the year ended December 31, 1995.

                                                                 DECEMBER 31
                                                              1995        1994
Fair value of investments (in thousands):
  Investment Contracts Fund                                $102,880      $98,800
  Putnam Voyager Fund                                        89,247       55,395
  Putnam S&P 500 Index Fund                                  33,768       21,994
  Putnam U.S. Government Bond Fund                                0       16,452
  The George Putnam Fund of Boston                           86,070       55,935
  Borg-Warner Automotive, Inc. Stock Fund                    14,053        9,804
  Putnam Income Fund                                          3,204
  Loan Fund                                                   2,971        2,364
  Pending Account                                               422           46
                                                           --------    ---------
  Total                                                    $332,615     $260,790
                                                           ========    =========





                                                                            YEAR ENDED DECEMBER 31, 1995
                                                           NET APPRECIATION
                                                            IN FAIR VALUE         DIVIDEND         INTEREST
                                                            OF INVESTMENTS         INCOME          INCOME
                                                            --------------        -------          --------
Investment Income (in thousands):
  Investment Contracts Fund                                                         $6,829
  Putnam Voyager Fund                                         $   19,172             4,634
  Putnam S&P 500 Index Fund                                        8,460                 1
  Putnam U.S. Government Bond Fund                                 1,236             1,191
  The George Putnam Fund of Boston                                11,609             5,659
  Borg-Warner Automotive, Inc. Stock Fund                          2,837               558
  Putnam Income Fund                                                  60                28
  Loan Fund                                                                              0            $186
  Pending Account                                                      0                12
                                                                 -------           -------            ----

  Total                                                          $43,374           $18,912            $186
                                                                 =======           =======            ====



                                    *****

DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION
MUNCIE PLANT RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)

- ------------------------------------------------------------------------------------------
                                                                       COST
                      DESCRIPTION                                   (ESTIMATED)    MARKET

INVESTMENT IN MASTER TRUST                                            $2,697       $3,063

LOANS RECEIVABLE FROM PARTICIPANTS (Bearing interest
 from 6% to 10% maturing January 1996 through December 2000)             126          126
                                                                      ------       ------

TOTAL                                                                 $2,823       $3,189
                                                                      ======       ======


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      BORG-WARNER AUTOMOTIVE DIVERSIFIED TRANSMISSION PRODUCTS CORPORATION, MUNCIE PLANT RETIREMENT SAVINGS PLAN AS AMENDED AND RESTATED


Date: June 28, 1996   SIGNATURE            TITLE


               By:/s/ ROBIN J. ADAMS       Retirement Savings Plan Committee
Member
                      Robin J. Adams


                  /s/ WILLIAM C. CLINE     Retirement Savings Plan Committee
Member
                      William C. Cline


                  /s/ GERALDINE KINSELLA   Retirement Savings Plan Committee
Member
                      Geraldine Kinsella


                  /s/ REGIS J. TRENDA      Retirement Savings Plan Committee
Member
                      Regis J. Trenda

                                EXHIBIT INDEX


Exhibit Number                  Page



(23.1) Consent of Deloitte & Touche LLP